LATAM group recorded a load factor of 85.1% in October, transporting 7.9 million passengers

Operating statistics for October 2026
Santiago, November 9, 2026 - During October, LATAM group transported 7.9 million passengers, representing a 2.7% increase compared to the same month of 2025. In line with the above, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 8.1% compared to October 2025. This growth was driven by a 10.8% increase in international operations, together with a 6.3% increase in domestic operations of the affiliates in Chile, Colombia, Ecuador and Peru, and a 4.6% increase in domestic capacity offered by LATAM Airlines Brazil.
Consolidated traffic, measured in revenue passenger-kilometers (RPK), increased by 7.6% compared to October 2025, reflecting growth across all segments. International traffic stood out, with a 12.7% year-over-year increase. This was followed by traffic in the domestic markets of the affiliates in Chile, Colombia, Ecuador and Peru, with 3.8% growth, and LATAM Airlines Brazil's domestic market, which recorded a 1.1% increase.
As a result, the consolidated load factor reached 85.1% in October, remaining stable compared to the same month of the previous year.
Regarding cargo operations, capacity measured in available ton-kilometers (ATK) increased by 3.4% compared to the same month of the previous year. As a result, 89 thousand tons of cargo were transported during the month, 2.1% more than in the same period of 2025.
The following table summarizes the main operating statistics for the month and year-to-date as of October for the main LATAM group business segments:

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LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
ir.latam.com

LATAM GROUP OPERATIONS	October			Year to Date
	2026	2025	% Change	2026	2025	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	13,520	12,561	7.6%	128,882	119,086	8.2%
DOMESTIC SSC (1)	2,075	2,000	3.8%	19,620	19,030	3.1%
DOMESTIC BRAZIL (2)	4,012	3,968	1.1%	38,489	36,329	5.9%
INTERNATIONAL (3)	7,432	6,593	12.7%	70,773	63,726	11.1%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	15,885	14,695	8.1%	153,838	141,332	8.8%
DOMESTIC SSC (1)	2,524	2,374	6.3%	23,808	22,941	3.8%
DOMESTIC BRAZIL (2)	4,852	4,639	4.6%	46,816	43,502	7.6%
INTERNATIONAL (3)	8,509	7,682	10.8%	83,214	74,888	11.1%

PASSENGER LOAD FACTOR
SYSTEM	85.1%	85.5%	-0.4p.p	83.8%	84.3%	-0.5p.p
DOMESTIC SSC (1)	82.2%	84.2%	-2.0p.p	82.4%	83.0%	-0.5p.p
DOMESTIC BRAZIL (2)	82.7%	85.5%	-2.8p.p	82.2%	83.5%	-1.3p.p
INTERNATIONAL (3)	87.4%	85.8%	1.5p.p	85.0%	85.1%	0.0p.p

PASSENGER BOARDED (thousand)
SYSTEM	7,939	7,729	2.7%	75,445	72,191	4.5%
DOMESTIC SSC (1)	2,808	2,698	4.0%	26,168	25,532	2.5%
DOMESTIC BRAZIL (2)	3,499	3,534	-1.0%	33,499	32,010	4.7%
INTERNATIONAL (3)	1,633	1,497	9.1%	15,777	14,649	7.7%
LATAM GROUP CARGO OPERATIONS
REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	406	385	5.4%	3,806	3,662	3.9%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	734	710	3.4%	7,220	6,885	4.9%

CARGO LOAD FACTOR
SYSTEM	55.2%	54.2%	1.0p.p	52.7%	53.2%	-0.5p.p

CARGO TONS TRANSPORTED (thousand)
SYSTEM	89	87	2.1%	857	833	3.0%

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
ir.latam.com

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus A330, operated under ACMI leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

More financial information at ir.latam.com / www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
ir.latam.com